Exhibit 99.1
press release
ArcelorMittal announces results of its Annual General Meeting
7 May 2019, 14:45 CET - The Annual General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions by a strong majority.
69.77% of the voting rights were represented at the general meeting. The results of the votes will be posted shortly on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Annual General Meeting of shareholders, 7 May 2019" where the full documentation regarding the general meeting is available.
The shareholders re-elected Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks, Mr.Jeannot Krecké and Mr. Karel De Gucht as directors of ArcelorMittal for a term of three years each.